SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13-d(1)(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                          (AMENDMENT NO. ___________)1


                    First Horizon Pharmaceutical Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title and Class of Securities)


                                   320 51K 106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                      Rule 13d-1(b)

                      Rule 13d-1(c)

                  |X| Rule 13d-1(d)




----------------
1    The  remainder  of this cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 320 51K 106                     13G
          -----------

(l)      Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (Entities Only)

John N. Kapoor, Ph.D.
________________________________________________________________________________

(2)      Check the Appropriate Box if a Member of a Group

         (a)               x        .
                  ------------------
         (b)                        .
                  -----------------

(3)      SEC Use Only

________________________________________________________________________________

(4)      Citizenship or Place of Organization

United States
________________________________________________________________________________

Number of            (5)      Sole Voting Power               6,487,583
Shares
Beneficially         (6)      Shared Voting Power             0
Owned by
Each                 (7)      Sole Dispositive Power          6,487,583
Reporting
Person With          (8)      Shared Dispositive Power        0
________________________________________________________________________________

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person

6,487,583
________________________________________________________________________________

(10)     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
         __________.

________________________________________________________________________________

(11)     Percent of Class Represented by Amount in Row 9

50.0%
________________________________________________________________________________
(12)     Type of Reporting Person

IN
________________________________________________________________________________

CUSIP NO. 320 51K 106                                     13G
          -----------

(l)      Names of Reporting Persons
         I.R.S. Identification No. of Above Persons (Entities Only)

Kapoor-Pharma Investments, L.P.
________________________________________________________________________________

(2)      Check the Appropriate Box if a Member of a Group

         (a)               x        .
                  ------------------
         (b)                        .
                  ------------------
________________________________________________________________________________

(3)      SEC Use Only

________________________________________________________________________________

(4)      Citizenship or Place of Organization


Delaware
________________________________________________________________________________

Number of            (5)      Sole Voting Power                   6,487,583
Shares
Beneficially         (6)      Shared Voting Power                 0
Owned by
Each                 (7)      Sole Dispositive Power              6,487,583
Reporting
Person With          (8)      Shared Dispositive Power            0

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person

6,487,583
________________________________________________________________________________
(10)     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

__________.
________________________________________________________________________________

(11)     Percent of Class Represented by Amount in Row 9

50.0%
________________________________________________________________________________
(12)     Type of Reporting Person

PN
________________________________________________________________________________

Item l(a).  Name of Issuer:

         First Horizon Pharmaceutical Corporation

Item l(b).  Address of Issuer's Principal Executive Offices:

         660 Hembree Parkway, Suite 106
         Roswell, GA  30076

Item 2(a).  Name of Person Filing:

         See item (l) of the cover pages

Item 2(b).  Address of Principal Business Office:

          The principal business office for both reporting persons is 225 East Deerpath, Suite 250, Lake Forest, IL 60045

Item 2(c).  Citizenship:

         See item (4) of cover pages

Item 2(d).  Title of Class of Securities:

         Common Stock, $0.001 Par Value

Item 2(e).  CUSIP Number:

         320 51K 106

Item 3. If this  statement is filed  pursuant to Rule  13-d(1)(b) or 13d-2(b) or
        (c), check whether the person filing is a:

         Not applicable

Item 4.  Ownership.

     John N. Kapoor is the President and sole stockholder of EJ Financial Enterprises, Inc. which is the managing general partner of Kapoor - Pharma
Investments, L.P. As such, the ownership interest of both John N. Kapoor and Kapoor-Pharma Investments, L.P. is as follows:

          (a)      Amount beneficially owned:

                  See item (9) of cover pages

                                                                     Page 5 of 7
         (b)      Percent of Class:

                  See item (11) of cover pages

         (c)      Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:

                         See item (5) of cover pages

                    (ii) shared power to vote or to direct the vote:

                         See item (6) of cover pages

                    (iii) sole power to dispose or to direct the disposition of:

                         See item (7) of cover pages

                    (iv) shared  power to dispose  or to direct the  disposition of:

                         See item (8) of cover pages

Item 5.  Ownership of Five Percent or Less of a Class:

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Kapoor-Pharma Investments L.P. is a limited partnership organized under the laws of Delaware. EJ Financial Enterprises, Inc. is the managing general partner of Kapoor-Pharma Investments and owns a .801% general partnership interest. John Kapoor is the sole stockholder of EJ Financial Enterprises. The limited partnership interests of Kapoor-Pharma Investments, L.P. are owned by various family trusts and by Kamal Kapoor, John Kapoor's brother. The limited partnership interests of Kapoor-Pharma Investments, L.P. are held as follows:
The John N. Kapoor Trust dated September 20, 1989 owns 52.206%, the John N. Kapoor 1999 Descendants Trust owns 13.342%, the Bob Kapoor Discretionary Trust owns 26.797%, Kamal Kapoor owns 6.709%, The Jules Alexander Kapoor Trust dated December 1990 owns .237%, The Olivia Jane Kapoor Trust dated December 1990 owns
 .237%, The Jonathan Nath Kapoor Trust dated December 1990 owns .237% and The Christina Grace Kapoor Trust dated December 1990 owns .237%.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

         Not applicable

Item 8.  Identification and Classification of Members of the Group:

         The members of the group filing this Schedule 13G are John N. Kapoor and Kapoor-Pharma Investments, L.P.

Item 9.  Notice of Dissolution of Group:

         Not applicable

Item 10. Certification:

         Not applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                   February 14, 2001
                   __________________________________________________
                      (Date)

                   /s/ John N. Kapoor, Ph.D.
                  ___________________________________________________
                      (Signature)

                   John N. Kapoor, Ph.D.
                   __________________________________________________
                      (Name/Title)


                   February 14, 2001
                   __________________________________________________
                     (Date)


                   /s/ John N. Kapoor, Ph.D.
                   __________________________________________________
                     (Signature)


                   John N. Kapoor,  Ph.D.,  President,
                   EJ Financial  Enterprises,  Inc., as Managing
                   General Partner of Kapoor-Pharma Investments, L.P.
                   __________________________________________________
                   (Name/Title)


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